Exhibit 99.1

NOTICE TO HOLDERS OF ORDINARY SHARES OF AN EXTRAORDINARY
GENERAL MEETING OF

PYPO CHINA HOLDINGS LIMITED

______________________________________________________________________

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("EGM") of Pypo China Holdings Limited, (the "Company") will be held at South 3/F, Chang’An XingRong Center, No.1 NaoShiKou Street, Xicheng District, Beijing, China, on November 26, 2009, at 1:00pm, Beijing time, for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions

AS SPECIAL RESOLUTIONS

1.	THAT the name of the Company be changed from Pypo China Holdings Limited to Funtalk China Holdings Limited.

'2.	THAT clause 1 of the Company's Memorandum of Association be deleted in its entirety and replaced with the following:

"1.           The name of the Company is Funtalk China Holdings Limited."

3.	THAT the definition of "Company" in clause 1 of the Company's Articles of Association be deleted in its entirety and replaced with the following:

"Company"

Funtalk China Holdings Limited, a Cayman Islands exempted company limited by shares."

The Board of Directors of the Company has fixed the close of business on October 26, 2009 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof.

By Order of the Board

/s/ KUO ZHANG
Chairman

Dated: October 29, 2009

Registered Office Ugland House PO Box 309 Grand Cayman, KY1-1104 Cayman Islands	Executive Office South 3/F, Chang’An XingRong Center No.1 NaoShiKou Street, Xicheng District Beijing, China, 100031

[See over page for important notes]

Notes:

1.	A proxy card for use at the EGM is enclosed herewith.

2.
A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder, but must attend the meeting in person to represent him.

3.
In order to be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be lodged with the Company at Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof.  Completion and return of the proxy form will not preclude a shareholder from attending the EGM and voting in person if he so wishes.  In the event that a shareholder attends the EGM after having lodged his proxy form, his form of proxy will be deemed to have been revoked.

4.
In the case of joint holders of a share in the Company, any one of such joint holders may vote at the EGM, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the EGM, personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.